
$14,000
$12,000
$10,000
$8,000
$6,000
1/31/02
9/30/02
9/30/03
Calvert Short Duration Income Fund (Class A) - $11,590
Lehman 1-5 Year Credit Index - $11,391
Lipper Short Investment Grade Debt Funds Avg. - $10,596